October 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CNL Retirement Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 10, 2005
File No. 000-32607

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), dated September 22, 2005 to Mr. Clark Hettinga, of CNL Retirement Properties, Inc. (the “Company” or “we”).

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility. We acknowledge the staff’s position that comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand the staff’s position that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the staff’s comments are set forth below. For your convenience, we have included the staff’s comments herein and keyed our responses accordingly.

Form 10-K for the year ended December 31, 2004

Financial Statements

Consolidated Statements of Income, page 33

1.	Explain to us how you determined that your Seniors’ Housing and Medical Office Buildings facilities do not represent separate reportable segments under SFAS 131.

Response:

We supplementally advise the staff that although the Company has diversified its real estate portfolio by investing in different facility types, our Seniors’ Housing and Medical Office Buildings facilities do not represent separate reportable segments based on the internal reporting and decision making as set forth in guidance in SFAS 131.

Specifically, our chief operating decision making committee (our executive committee made up of our Chief Operating Officer, Chief Financial Officer, Executive Vice President of Acquisition and Finance, and Senior Vice President of Asset Management) does not receive or use segmented reporting to determine financial performance or allocate resources. Rather, revenues and expenses from all property types are combined for profit measurability and decision making. Management also tracks the underlying operations of facilities on a property by property basis to evaluate each property’s performance and make decisions on the allocation of the Company’s resources.

Note 2 - Summary of Significant Accounting Policies

Intangible Lease Costs, page 38

2.	Advise us how renewal terms are considered in your accounting policy for below-market leases.

Response:

We supplementally advise the staff that our accounting policy for amortizing below-market leases addresses renewal terms as follows:

•	For renewal terms with rates approximating fair market value, the amortization period for the below-market intangible lease liability is limited to the original lease term.
•	For renewal terms with rates that are below fair market value, the amortization period for the below-market intangible lease liability includes both the original lease term and the renewal term.

We also supplementally advise the staff that currently, none of the Company’s below-market leases have renewal terms with rates that are below fair market value.

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After you have had the opportunity to review the attached, please do not hesitate to contact me at (407) 835-3208 with any questions or further comments you might have.

Sincerely,

/s/ Clark Hettinga
Clark Hettinga
SVP & Chief Financial Officer